UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer:  Angeles Mortgage Investment Trust

Title of Class of Securities:  Class A Shares, $1.00 par value

CUSIP Number:  034638106

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

 Tom Laug, c/o Fusion Capital Management Inc., 237 Park Avenue,
      Suite 801, New  York, New York 10012; (212) 808-3756

     (Date of Event which Requires Filing of this Statement)

                        November 11, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Wayne M. Cooperman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         182,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         182,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         182,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.96%

14. Type of Reporting Person

         IN

CUSIP No.:  034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Ricky C. Sandler

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         182,200

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         182,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         182,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.96%

14. Type of Reporting Person

         IN

CUSIP No.: 034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Fusion Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         162,200

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         162,200

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         162,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         6.20%

14. Type of Reporting Person

         PN

The purpose of this Amendment No. 1 to Schedule 13D is to report a material change in the ownership of Wayne M. Cooperman, Ricky C. Sandler and Fusion Partners, L.P. (the "Reporting
Persons") in the Class A Shares, $1.00 par value (the "Shares"), of Angeles Mortgage Investment Trust (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Class A Shares, $1.00 par value, of Angeles Mortgage Investment Trust.

         The name and address of the principal executive and business office of the Issuer is:

         Angeles Mortgage Investment Trust
         340 N. Westlake Blvd.
         Suite 230
         Westlake Village, California 91362-3761

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Persons. The Reporting Persons are the general partners (the "General Partners") of Fusion Partners, L.P., a Delaware limited partnership (the "Partnership") and the Partnership. In addition, the General Partners own and are the principals of Fusion Capital Management Inc., which is the Investment Manager of Fusion Offshore Fund Limited, a British Virgin Islands corporation (the "Offshore Fund").

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The General Partners are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the General Partners are deemed to beneficially own 182,200 Shares. An aggregate of 182,200 Shares are held by the Partnership and the

         Offshore Fund. The Partnership owns 162,200 Shares. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $2,807,771. The funds for the purchase of the Shares held in the Partnership and the Offshore Fund have come from the working capital of the Partnership and the Offshore Fund. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the General Partners are deemed to be the beneficial owners of 182,200 Shares. The Partnership beneficially owns 162,200 Shares. Based on the Issuer's filing on Form 10-Q on October 31, 1997, there were 2,617,000 Shares outstanding as of that date. Therefore, the General Partners are deemed to beneficially own 6.96% of the outstanding Shares, and the Partnership is deemed to beneficially own 6.20% of the outstanding Shares. The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they together are deemed to beneficially own. The General Partners share the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that they are deemed to beneficially own that the Partnership is not deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons since the filing of the original Schedule 13D on September 29, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons since the previous filing on
              September 29, 1997 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler


                             FUSION CAPITAL PARTNERS, L.P.

                             By: /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman, a General Partner

November 26, 1997
























                               11
01181001.AJ4

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

November 26, 1997 relating to the Class A Shares of Angeles

Mortgage Investment Trust shall be filed on behalf of the

undersigned.



                                  /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                  /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler


                             FUSION CAPITAL PARTNERS, L.P.

                             By: /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman, a General Partner




















01181001.AJ4

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
  ____      ________________________     _________________


               Shares purchased since last filing
                on September 29, 1997 (no sales)


10/24/97             12,000                    16.4688
10/27/97              7,000                    16.4161
10/28/97              1,100                    16.3864
11/06/97              2,500                    17.5000
11/07/97              3,000                    17.1666
11/11/97                700                    17.1250
11/12/97                300                    17.0000
11/13/97              3,800                    17.0592
11/14/97                700                    16.9107
11/17/97              2,100                    17.0000
11/18/97              6,000                    17.0417
11/19/97              5,000                    17.1250
11/25/97              3,000                    16.8750



























01181001.AJ4